Exhibit 99.2

January 22, 2009

The Board of Directors of Neurobiological Technologies, Inc.
c/o Abraham E. Cohen, Chairman of the Board
2000 Powell Street, Suite 800
Emeryville, CA 94608

Dear Members of the Board:

As you know, on January 6, 2009 Millennium Technology Value Partners L.P. (“Millennium”) delivered a letter to the Board of Neurobiological Technologies, Inc. (“NTI” or the “Company”) urging it to take immediate and decisive action to monetize and distribute the Company’s remaining assets for the benefit of shareholders. We have since learned through a review of public filings and discussions with you that the Company has received correspondence from stockholders representing 65% of NTI shares expressing a similar point of view.  This would appear to constitute a clear mandate from the stockholders of the Company for you to take immediate action to commence an orderly liquidation.  We are disappointed that in the face of such an overwhelming directive from your stockholders, you are able to act other than with absolute immediacy to carry out the will of your constituency.

Over the past 14 months, management and members of the Board repeatedly assured Millennium that contingency plans involving liquidation had been developed and would be implemented immediately should Viprinex fail.  Now that Viprinex has failed, we can’t help but wonder, where is the contingency plan and why hasn’t it been implemented?  While we appreciate the Company’s January 13 announcement regarding the reduction of staff and the trimming of costs, the ultimate inaction on the Board’s behalf is alarming.  Trimming costs merely lowers the cash burn and slows the rate of decline in shareholder value.  It does not stop the decline, and more importantly, it does not seek to return maximum value to shareholders.

We are further concerned by discussions involving the potential engagement of financial advisors.  As you know, financial and strategic advisors often require a considerable period of time to “evaluate strategic alternatives” and are compensated in such a way as to place an inherent bias against recommending liquidation, which in NTI’s case, is the best, and most immediate, course of action.  There is no need, nor reason, to waste time or shareholder resources on advisors or to delay the liquidation process in order to explore risky alternative strategies, courses certain to result in further diminution of value for all shareholders, when the majority of the stockholders of the Company appear to have already made their views perfectly clear. The Board should understand that any action that it takes that would require the approval of its stockholders -- other than the prompt liquidation of the Company -- will not receive sufficient votes to pass. Accordingly, and by definition, any such attempts would clearly constitute a waste of corporate assets.

Recent discussions with management and members of the Board have further confirmed that “the process of exploring alternatives is ultimately most likely to conclude that liquidation is the best course of action for the shareholders of NTI.”  Yet 37 days have passed since the failure of Viprinex, “the sole major asset of the Company,” without the Board communicating or enacting a plan designed to maximize shareholder value through the dissolution and liquidation of NTI assets. We have even gone so far as to outline a plan of liquidation to the Company that we believe could be approved by a substantial majority of the Company’s stockholders.  In that plan, excess cash would be immediately distributed to shareholders, with the remaining assets to be liquidated in a timely and orderly manner over the coming months by a shareholder appointed fiduciary, with all proceeds being distributed directly to shareholders immediately upon receipt.

Should the Board have any question that the plan outlined above is in the best interests of shareholders, and that any attempts to pursue an alternative course of action would be over the objection of your stockholders, then we urge you to call a Special Meeting to allow the shareholders to reinforce our own conclusions and those suggested in correspondence from shareholders representing 65% of NTI stock.

To reiterate what we said in our January 6, 2009 letter and have repeated numerous times during our discussions with management, we believe that any action other than the immediate dissolution and liquidation of the Company is an irresponsible waste of corporate assets and will result in a severe impairment of shareholder value.  We trust that the best interests of NTI shareholders continue to be of utmost importance to you, the members of the Board, and look forward to your prompt response.  If either the Board or management has any questions about the appropriate liquidation plan and how best to implement it, we would welcome the opportunity to discuss it further.

With every day that you fail to take action, the value of the Company declines.   We urge you to consider very carefully your primary obligations to your stockholders, and the consequences of your failure to honor these obligations.

Respectfully,

/s/ Samuel L. Schwerin
Samuel L. Schwerin
Managing Partner

Cc:	Abraham E. Cohen Enoch Callaway, M.D. Theodore L. Eliot, Jr. William A. Fletcher Paul E. Frieman F. Van Kasper Matthew M. Loar Abraham D. Sofaer John B. Stuppin